Exhibit (a)(5)(v)

From: Bill Walker, CFO

To: Participants in the hi/fn, inc. 2001 Nonstatutory Stock Option Plan

Re: Notice of Acceleration

The 2001 Nonstatutory Stock Option Plan (“2001 Plan”) requires that we notify you in the event of a potential merger of the Company.

As you know, after Exar Corporation’s tender offer for shares of the Company’s common stock, we expect Hybrid Acquisition Corp., a wholly-owned subsidiary of Exar Corporation, to be merged with and into the Company. As a result of this anticipated merger, each outstanding option under the 2001 Plan that you hold will become fully vested and exercisable in full, through April 2, 2009.

In the event you are extended an offer from Exar, it is anticipated that you will be requested to exchange these options for Exar options as part of your new employment arrangement.

Please note that if your options are “out of the money” — exercise prices more than $4.00 per share — there is no benefit to this acceleration as it would cost you more to exercise the options than you would receive for the shares.